INVEST IN RADAR4.AI

Tapping into human intelligence company-wide, saving time and millions



Investor insight:
A.I. companies command 2X higher exit valuations
compared to other tech companies.

radar4.ai Seattle WA

Technology | Software | B2B | Saas | Artificial Intelligence

LEAD INVESTOR

Daniel Baldwin

Radar4.ai is not only groundbreaking but it meets a tremendous demand within complex businesses. Companies suffer incredible loses of productivity when employees spend valuable time trying to locate the content expert that will help solve their problem, whether the problem is project or customer based. The beauty of Radar4.ai is that once set up for a specific company's needs, it will learn and adapt, becoming an even more integral part of company culture. The cost savings gained through quick turnaround and the prevention of lost productivity will be enormous. I believe Radar4.ai will become an invaluable tool.

Invested $24,000 this round

Highlights

1. EXCLUSIVE: Friends and Family invest First, pre-launch, and receive special terms (See sidebar)
2. The median revenue multiplier in SaaS has grown from 7.2 in 2019 to 34 in 2021. -Crunchbase Dec 2021
3. CEO has 25+ years of experience in building, growing, and selling companies. Two successful exits.
4. COO managed >$40MM Product Portfolio & 140+ Devs. Consultant to Tableau, Expedia, NASA & more.
5. Validated in dozens of product interviews with SAP, Under Armour, Medtronic, Disney, and more.

6 5 Independent Advisory Board members from Google, Tableau, Accenture, and Point B. more.

6. Independent Advisory Board members from Google, Tableau, Accenture, and Point B.
7. M&A for A.I. companies commands 2X higher exit valuations than other tech companies.
8. Data our A.I. generates is an invaluable asset to large enterprises.

Our Team



Nils Bunde Co-Founder, CEO

Serial entrepreneur, founded, built, and sold 2 companies, a brand consulting firm, and a great-tasting better-for-you natural beverage. Industry experience: technology, beverage, healthcare, insurance, and retail.

Our mission is to create instant access to expert knowledge for all through A.I. power. Radar came from our own experiences in business and how friends and colleagues in companies large and small talked about the frustration of losing time and money looking for, and waiting for, an expert who has the answer.



Joseph Flahiff Co-Founder, COO

Solid tech leader with 25 years of experience. Deep expertise in product dev. Responsible for portfolios worth over $40MM and teams with over 140 devs. Industry experience: high tech, software, healthcare, insurance, government.

Introducing Radar4.ai - Enterprise SaaS

Tap into human intelligence.


No more post and pray. Get Radar4.ai today.
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HOW DO YOU FIND EXPERTISE WHEN YOU NEED IT?


Problem
It was too late, Jen lost the sale.
Jen spent hours trying to find an answer for her client. She asked coworkers, sent emails, and posted on Slack. The answer she needed never came and her client went with a competitor.
RADAR

In a recent survey conducted on LinkedIn, respondents considered 5.3 hours per week to be a low estimate, some putting the time wasted in weeks.

> *"I am supporting a client on a data warehousing effort and I've been digging around asking people in our company, literally for 3 months, and not finding the internal expertise I need. Just this week, I finally found the right person.*
>
> *If we had RADAR, I could just type in my need and get connected to the right person, right away."*
>
> *-Christa D.*
>
> *Account manager in the staffing industry for over 25 years*

GOT QUESTIONS? CHAT WITH US

WHAT IS THE VALUE RADAR4.AI BRINGS?

Radar4.ai not only connects you instantly with the right expert when you need them, it also has a positive impact on:

- Employee engagement
- Culture and community
- Employee productivity
- Project success
- Remote workers
- Onboarding
- Institutional knowledge retention

HOW DOES RADAR4.AI WORK?




Solution
Radar knows who knows.
With Radar, Jen instantly found Carey, the right internal expert, and won the client.
RADAR

-- Watch this 1-minute video to learn more --


Radar4.ai Intracompany - :57 seconds
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When you need to find an answer
Watch on YouTube

What is your experience using Radar4.ai?


Our Simple Flow
1. Ask
Type your question into Radar.
2. Chat
Have a text or video chat right in the app.
3. Solve
Get to the point and solve your question.
4. Improve
Circle back and improve the system.
Radar knows who knows.
RADAR

Peek behind the curtain

So, do you what to know a secret? Well, here is a little bit of the secret sauce that makes Radar4.ai tick. These four (4) key building blocks make Radar a truly unique model for finding the right person in your organization, fast.

Radar's foundation is a belief that people are the most valuable resource in any organization. People have the ability to contextualize their experiences to answer your questions right now. We also know that people are always changing. So a static database is no way to keep up to speed with your ever-changing set of skills and experience. Radar4.ai is constantly retraining and updating skills, semantics, and its search capability, in order to bring you the most comprehensive and up-to-date recommendations for you.


Our Secret Sauce
Domain Specific NLP
Skill Optimized Search
Proprietary People Graph
Continuous Model Retraining
+
=
Radar knows who knows.
Human intelligence is the most valuable technology in any organization.


RADAR

RADAR LEADERSHIP TEAM.

Our **powerhouse leadership team** has the **experience, grit, and agility** needed to push on when the going gets tough and adapt when we should.

Nils Bunde - As a serial entrepreneur, Nils has founded and **successfully exited 2** companies. He **founded Spicewater** to deliver a great-tasting beverage with the health benefits of spices in an easy-to-use powdered beverage, selling a majority stake in 2018. He previously **founded Brainforest,** a brand consultancy based in Chicago. Clients in technology, healthcare, insurance, and retail included Aon, Ariba, BlackBerry, Macy's, and Inova Health System. His focus is on **creating and guiding high-impact global brand strategies, identifying key trends, performance indicators, and opportunity gaps**. He is an accomplished and goal-oriented executive with extensive experience working with future-facing organizations to **drive customer engagement and growing top-line revenue.** Nils is currently the CEO of Radr4.ai.

Joseph Flahiff - A recognized leader in tech, Joseph has over **25 years of high-impact multi-million dollar results.** He has led teams of up to 140 developers. Extensive experience in product development strategy, organizational design, leadership coaching, and technology team effectiveness. Joseph has **authored two books** on the agile product development process. He has worked with leading organizations like Regence BCBS, **Tableau, Amazon, NASA**, and **Lockheed Martin**. He's helped startups ramp quickly and with agile and Lean-Startup methodologies. **Currently, Joseph is the COO of Radar4.ai.**

WHO IS RADAR FOR?

Future opportunities are many and varied, but we know that **we must focus on a small set of use cases** to gain traction and market penetration. So, while the opportunities are plentiful, we have **specifically chosen the following use cases** to go to market with, as they build on one another.

Law firms & Legal Practice: Law firms typically use an "email everyone" approach to finding a lawyer with the specific expertise they need. This is highly inefficient and annoying. But there are 2 more reasons to start with law firms.

- Every business has legal counsel, so they make a great opportunity for introductions to future clients.
- Mergers and acquisitions (M&A) is an ideal opportunity for Radar4.ai as the two companies don't know each other or each other's products/services. Lawyers are always involved in, and some even specialize in M&A.

Mergers and Acquisitions: as mentioned above, businesses involved in M&A are ideal because they **need to merge the companies and cultures**, but the two organizations don't know one another, who to call when they need help. Radar knows who knows, what. Radar allows these employees to reach the right expert in the "other" company, fast.

-- Watch this 1-minute video to learn more --


Radar4.ai Law Firms & Legal Practice - :52 seconds
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Watch on YouTube

Mergers and Acquisitions


Radar4.ai for Mergers and Acquisitions - :61 seconds
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Achieving maximum value in mergers and acquisitions depends on fast accurate communication.
Watch on YouTube

Healthcare Technology


Healthcare Case Study
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Radar4.ai changes all that.
Watch on YouTube

Future Use Cases

When we go to market with Radar4.ai we are focusing on pursuing law offices and businesses going through mergers and acquisitions. However, there are many other situations where people can benefit from Radar4.ai. For example:

- Healthcare employees with **complex questions**
- New employee **onboarding**
- **Junior employees** who have skills to share but are not known
- Leaders who have **the experience to share**
- Logistics companies that need to **understand rapidly evolving situations**
- **Distributed employees** who don't know all their co-workers anymore
- Real Estate offices, where **specialized expertise** is **critical**
- **Multinational organizations** where international finance, and politics can impact everything
- Enterprise organizations with **multiple product** lines that may have skill overlap across departments/divisions
- **Associations and professional organizations** could offer Radar4.ai as a benefit to their members to find and connect with each other

GOT QUESTIONS? CHAT WITH US

WHY RADAR IS IMPORTANT NOW.


Why Now?
With **remote workforces** you can no longer just walk down the hall and find an expert.
Advances in A.I. have made possible rapid identification and connection to experts.
Instant access to contextualized intelligence is more important than ever to stay competitive.


RADAR

Companies are scrambling to find new employees **after the great resignation**. Corporations are **losing institutional knowledge** and need some way to connect their remaining people with all the new hires.

New hires need to get **up to speed quickly**. Radar helps them not waste time reading outdated whitepapers or knowledge base articles. Radar puts them in touch with a real person to **answer thier question with today's information** and business context.

A.I. market is HOT. Revenues from the global artificial intelligence market are expected to reach **$554.3 billion by 2024.**

VCs invested over $**75 Billion in A.I. startups in 2020**.

Companies like **Amazon**, **Facebook**, **Google**, **and** **Apple** are investing billions in A.I. research and development.

Radar's technology will be applied **across multiple industries in the future**, including healthcare, real estate, logistics, and aerospace to name a few.

Businesses lose millions every year because people are waiting for answers, but the answer is already in the company.

HOW DOES RADAR GENERATE REVENUE?


Business Model
1.8MM
$39
$842MM
Healthcare Tech employees
Average Monthly Fee
ARR
by 2025
RADAR

Pricing Model

Radar4.ai is a unique service that offers **unmatched value** in the marketplace. No one can match you with the right expert like Radar4.ai.

We are basing the pricing on **the value that Radar4.ai brings** to the company.

Example: Imagine a project manager with a team of 150 people is working on a project that will make the company $3MM/year and they have a question on their project about the function of a particular feature. **Without Radar4.ai** it would take between "**a week and a month***" to get the answer they are trying to find. **With Radar4.ai** it would take a few minutes. Meaning that the project is not waiting for that answer for 1-4 weeks. It is moving along at full clip **without even so much as a bump in the road**.

The team consists of 150 people. Each person with an average salary of $100k (in tech this is a low estimate). At that rate, they make $2080/week. Times 150 employees is **$312,000 per week** that the company saved by getting that answer. And that is if it was only the **low estimate of 1 week** if it took 4 weeks to get the answer it would **be $1,248,000!**

Add to this loss to the value of the project due to the delay in reaching the market. Any delay to the project is a **delay in value realization.** That is to say, the company is going to **make $3MM/year** then a **delay of a week to a month would be a loss of $71,428 to $285,714**. And that is just a one-time use of Radar4.ai

Of course, the whole team might not be held back but **even if it was half the team,** the **value FAR outweighs the cost** of our service.

We are **pricing Radar4.ai** on a tiered model based on the general size of the

company and the level of their subscription, as seen above. The Base price for a medium-size company is $30,000/year, Premium is $60,000/year, and Enterprise is negotiated due to the complexity of configuration and support.

---

* *Waiting for a "week to a month," is a direct quote from customer validation interviews*

FUTURE OPPORTUNITIES.

Expand to **additional verticals:** The potential here is virtually unlimited because the problem is universal. Any business above 250 people could benefit from Radar4.ai. Making our total addressable market enormous.

Integrations: Integrations are our bread and butter. We want Radar4.ai to fit into the way you already do work. We already have the architecture in place to integrate with text (SMS) messaging. Our next priority is to integrate into email so the clients can easily access Radar4.ai through their most frequently used application. Additional integrations are planned with systems such as SalesForce, SAP, #slack, Office 365, and HubSpot to name a few.

Sales enablement: The Radar platform can be used as a pre-sales engagement tool. By providing prospects with access to the Radar interface, businesses such as consulting agencies can provide prospects micro-engagements, where they showcase their expertise even without being in an engagement.

Additional opportunities

- Multiple patentable A.I. processes
- De-identified and aggregated data
- Provide unlimited bench to small companies
- 2-sided subscription marketplace
- API for Communities (e.g. Radar for Reddit)

INVEST NOW!

Forward-looking projections cannot be guaranteed.



Market Size
56.6MM
36.5MM
1.8MM
Large Company employees
Total Available market
Fortune 1000 employees
Serviceable market
5% Fortune 1000 employees
Share of market by 2025
RADAR

Total Addressable Market (TAM) is the total number of potential employee clients in the entire market in the United States.

Service Addressable Market (SAM) is the total number of potential employee clients in the market, also in the specific industries, we are targeting initially.

Service Obtainable Market (SAM) is the total number of employee clients we estimate we can reach initially.

POTENTIAL EXIT OPPORTUNITIES.

Radar4.ai has the potential for an **early purchase opportunity.** It would be a great complement to large enterprise software systems like:

- **CRM systems such as SalesForce**

- **Team software like #Slack**
- **Project Software like Atlassian**
- **Workflow Automation like ServiceNow**
- **Digital transformation software like Workday**

Sample Acquisition Exits (2019-2021)

- **MessageMedia acquired by Sinch (2021) $1.3B**
- **Heyday AI acquired by Hootsuite (2021) $48MM**
- **Actimo acquired by Kahoot! (2020) $33MM**
- **Elevio acquired by Dixa (2021) $15MM**
- **Sonar Technologies, Inc. acquired by Marchex (2019)-$14MM**

INVEST NOW!

Forward-looking projections cannot be guaranteed.

Investor Video Updates

As an investor in Radar4.ai you are a partner with us on our journey. To that end, we want to keep you informed every step of the way about our progress, plans, successes, and challenges. You will get the inside story straight from our CEO.

Every 2-4 months we will be holding live, *invitation-only*, investor video updates by Zoom (recordings will be available).

OUR AMAZING INDEPENDENT ADVISORY BOARD.



Independent Advisory Board
Ravs Kaur
CTO, Uplevel. Experienced engineering and product leader, Ravs has a proven track record of shipping high quality products, providing technical and strategic leadership to scale organizations and building highly effective teams.
Thierry D'Hers
Technical/Product advisor and software engineering executive. Tableau Software, Microsoft, Google, as well as experience with startups.
+ableau
Susan Kanvik
35-plus year track record in healthcare—specializing in healthcare information, health promotion and public health. Susan was the Senior Director of Healthcare Practice at Point B, responsible for business development, thought leadership, advisory services delivery and mentoring.
RADAR



RADAR
INSTANTLY FIND YOUR EXPERT™
Thank you
info@radar4.ai

INVEST NOW!